UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                     Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated September 23, 2024	3

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - SPAIN

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

The Board of Directors of Grifols has resolved that Mr. Thomas Glanzmann becomes non-executive Chairman to focus solely on Board responsibilities, after the completion of a successful transition period of Mr. Nacho Abia as CEO.

Mr. Glanzmann who was appointed Executive Chairman on February 2023 will devote his time, energy and experience to the non-executive chairmanship role. He will concentrate his efforts exclusively on chairing the Board going forward, in order to further strengthen the Company’s corporate governance, marking a clear separation between the Board and the daily management of Grifols, and thus, concluding, a long-term transition plan initiated in 2022.

Though this change was initially foreseen to take place in February 2025, Mr. Nacho Abia's swift and effective transition into his CEO position has led the Board of Directors to accelerate the change in order for Mr. Glanzmann to now be able to focus solely on his duties as non-executive Chairman. The Board thanks Mr. Glanzmann for the enormous dedication and commitment he has shown in the transfer of all executive responsibilities to Mr. Abia which has been key for the accelerated transition.

The CEO, Mr. Nacho Abia, will now after the successful transition, be the only Board member holding executive functions for the Company. Mr. Abia will continue to prioritize business growth, further debt reduction and ongoing improvements to the Company’s free cash flow.

Mrs. Montserrat Muñoz will continue in her role as Lead Independent Director. Even though such position is no longer legally required given that the Chairman of the Board will no longer have an executive role, the Board has considered that this role is of particular relevance for the governance of the Company and has therefore decided to maintain it.

Likewise and in line with the applicable regulations, Mr. Thomas Glanzmann no longer holds the category of "executive director" since he has ceased to hold executive functions at the Company or its Group. Therefore, he now holds the category of "other external director" in accordance with article 529 duodecies of the Companies Act.

In Barcelona, on 23 September 2024

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  September 23, 2024